Mark A. Willow
Steffen Robertson & Kirsten (U.S.), Inc.
d.b.a. SRK Consulting (U.S.), Inc.
5250 Neil Road, Suite 300
Reno, Nevada 89502-6568
Telephone: 775-828-6800

CONSENT OF QUALIFIED PERSON

TO: All securities regulatory authorities

I, Mark Allan Willow, consent to the public filing of the technical report titled "MacArthur Copper Project, Amended NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA" dated effective 23 May 2012 and amended on 17 January 2014 (the "Technical Report") by Quaterra Resources Inc. (the "Company").

I also consent to any extracts from or a summary of the Technical Report in the press release titled "Quaterra Releases Favorable Preliminary Economic Assessment On MacArthur Oxide Resource Showing Potential For Large-Scale Copper Mine With Long-Term Cash Flows" dated 23 May 2012 (the "Press Release"), by the Company.

I certify that I have read the Press Release being filed by the Company and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 17th day of January, 2014.

Mark A Willow

Signature of Qualified Person

SME
Society for Mining, Metallurgy & Exploration
Mark A. Willow
SME Registered Member No. 4104492
Signature
Date Signed
Expiration date 12/31/14

Mark A. Willow
Print name of Qualified Person